Exhibit 99.1

NewsRelease

TransCanada 2009 Fourth Quarter Teleconference and Webcast Advisory

CALGARY, Alberta – January 22, 2010 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) will hold a teleconference and webcast on Tuesday, February 23, 2010 to discuss its 2009 fourth quarter financial results. The release of TransCanada’s financial results will align with the filing of 2009 Annual Report to Shareholders, which contains the Consolidated Financial Statements and accompanying notes for the year ended December 31, 2009, as well as the related Management’s Discussion and Analysis (MD&A).

Hal Kvisle, TransCanada president and chief executive officer and Greg Lohnes, executive vice-president and chief financial officer, along with other members of the TransCanada executive leadership team, will discuss financial results and developments, including progress on the company’s $22 billion capital program. The call will then be opened up for questions from the investment community and members of the media.

Event:
TransCanada fourth quarter 2009 financial results teleconference and webcast

Date:
Tuesday, February 23, 2010

Time:
1 p.m. mountain standard time (MST) / 3 p.m. eastern standard time (EST)

How:
To participate in the teleconference, please call (866) 223-7781 or (416) 340-8018 (Toronto area). Please dial in 10 minutes prior to the start of the call. No pass code is required. A live webcast of the teleconference will also be available on TransCanada’s website (www.transcanada.com).

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EST) March 2, 2010. Please call (800) 408-3053 or (416) 695-5800 (Toronto area) and enter pass code 6338765#. The webcast will be archived and available for replay on www.transcanada.com.

With more than 50 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas pipelines, power generation, gas storage facilities, and projects related to oil pipelines. TransCanada’s network of wholly owned pipelines extends more than 59,000 kilometres (36,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent’s largest providers of gas storage and related services with approximately 370 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, over 11,800 megawatts of power generation in Canada and the United States. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP.

Media Enquiries:	Cecily Dobson/Terry Cunha	(403) 920-7859 (800) 608-7859
Investor & Analyst Enquiries:	David Moneta/Myles Dougan/Terry Hook	(403) 920-7911 (800) 361-6522